1775 I Street, N.W. Washington, DC 20006-2401 +1 202 261 3300 Main +1 202 261 3333 Fax www.dechert.com william j. tuttle william.tuttle@dechert.com +1 202 261 3352 Direct +1 202 261 3009 Fax

August 14, 2012

VIA EDGAR

United States Securities and Exchange Commission

Division of Investment Management

100 F Street, N.E.

Washington, DC 20549

Attn: Vincent J. Di Stefano

Re:	Garrison Capital LLC
Registration Statement on Form N-2
File Numbers 333-173026 and 814-878

Ladies and Gentlemen:

Garrison Capital LLC, a Delaware limited liability company (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 6 (“Amendment No. 6”) to its Registration Statement on Form N-2 (Registration No. 333-173026) (the “Registration Statement”). On behalf of the Company, we hereby respond to the comments raised by the staff (the “Staff”) of the Commission pursuant to a telephone conversation with Vincent Di Stefano of the Staff and William Tuttle on July 23, 2012. For your convenience, a transcription of the Staff’s comments is included in this letter, and each comment is followed by the applicable response. We will also provide to you under separate cover courtesy copies of Amendment No. 6, as filed and marked to show the changes from Amendment No. 5 to the Registration Statement. Capitalized terms used in this letter and not otherwise defined herein shall have the meanings specified in the Registration Statement.

1.	We note the statement on the cover of the prospectus that the Company is an “emerging growth company.” Please enhance your disclosures under the headings “Risk Factors” and “Regulation” to provide greater detail as to the potential impact to investors of the Company’s status as an emerging growth company as well as any risks attendant thereto. Please also disclose whether the Company intends to take advantage of any of the optional provisions of the JOBS Act and, if so, specify which such provisions.

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Vincent J. Di Stefano August 14, 2012 Page 2

Response:

As requested, the Company has enhanced the disclosures under the headings “Risk Factors—Risks Related to our Investments—We are an ‘emerging growth company,’ and we cannot be certain such status will make our common stock less attractive to investors” and “Regulation” to provide greater detail as to the potential impact to investors of the Company’s status as an emerging growth company as well as any risks attendant thereto. The Company respectfully submits that, as reflected in the disclosures under “Regulation—JOBS Act,” it intends to make an irrevocable election not to take advantage of the ability to delay adoption of new or revised accounting standards until such time as those standards apply to private companies. As the Company has noted in its revised disclosure, the ability of emerging growth companies to include more limited financial statements in the registration statements for their initial public offerings does not currently impact the Company because it did not commence operations until December 17, 2010 and therefore would not have more than two years of audited financial statements to present in any case. The Company has highlighted its limited operating history under the heading “Risk Factors—Risks Relating to our Business and Structure—We are a new company with limited operating history.”

2.	Please revise the title of the heading of the column “Other Directorships Held” under the heading “Management—Directors” to “Other Directorships Held During Past Five Years.”

Response:

As requested, the Company has revised the title of the heading “Other Directorships Held” under the heading “Management—Directors” to “Other Directorships Held During Past Five Years.”

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The Company hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission, (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to any filing and (iii) the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

* * * * * * * * * *

If you have any questions, please feel free to contact the undersigned by telephone at 202.261.3352 (or by facsimile at 202.261.3333) or Thomas J. Friedmann at 202.261.3313 (or by facsimile at 202.261.3333). Thank you for your cooperation and attention to this matter.

Sincerely,

/s/ William J. Tuttle

William J. Tuttle

Cc:	Brian Chase, Garrison Investment Group LP
Thomas J. Friedmann, Dechert LLP